January 22, 2025

Emily Reuter
Chief Financial Officer
Maplebear Inc.
50 Beale Street
Suite 600
San Francisco, CA 94105

       Re: Maplebear Inc.
           Form 10-K for Fiscal Year Ended December 31, 2023
           File No. 001-41805
Dear Emily Reuter:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Trade &
Services